                               TEN BEARS II, INC.
                                  325 A STREET
                            SPRINGFIELD, OREGON 97477

OFFICE:  541.726.1595                                A LAND DEVELOPMENT COMPANY
FAX:     541.726.1621

================================================================================



                                December 5, 2005



United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Commission File: 333-119718; Accession Number:  0001305034-05-000002

Ten Bears II, Inc., a Nevada corporation, hereby requests to withdraw its submittal for SEC approval an SB-2 form Registration Statement filed in October of 2004 and an amendment of the same in March 2005, both Statements not declared effective. Please send Notification of confirmation of the withdrawal only to Ten Bears II, Inc. since third parties or previously named counsel will no longer be involved with the referenced file.

Thank you and happy holidays.

TEN BEARS II, INC.


/s/ Wayne W. Maynard
---------------------------------
Wayne W. Maynard, President & CEO



      TEN BEARS II, INC. 325 A STREET SPRINGFIELD, OR 97477 BEARS10@ATT.NET